Exhibit 4.6

AMENDMENT TO WARRANT

This Amendment to Warrant (this “Amendment”) is entered into as of January 24, 2014, by and between SVB FINANCIAL GROUP (“Holder”) and ULTHERA, INC., a Delaware corporation (“Company”).

RECITALS

Company has issued for the benefit of Silicon Valley Bank (“Bank”) that certain Warrant to Purchase Stock dated December 16, 2009 (as amended from time to time, the “Warrant”). Bank has assigned the Warrant to Holder. Holder and Company now desire to amend the Warrant in accordance with the terms of this Amendment.

NOW, THEREFORE, Holder and Company agree as follows:

1. Section 5.1 of the Warrant is amended and restated in its entirety to read as follows:

“5.1 Term. This Warrant is exercisable in whole or in part at any time and from time to time on or before the date (the “Expiration Date”) that is the earliest to occur of (i) December 16, 2018 or (ii) the date that is three (3) years following the effective date of the registration statement filed in connection with the IPO (the “Expiration Date”).”

2. Section 4 of the Warrant is amended to add a new Section 4.6, as follows:

“4.6 Market Stand-Off” Agreement. Holder hereby agrees that, during the period of duration specified by the Company or an underwriter of securities of the Company, following the effective date of a registration statement of the Company filed under the Act relating to the Company’s initial public offering, Holder shall not directly or indirectly sell, offer to sell, contract to sell (including, without limitation, any short sale), grant any option to purchase or otherwise transfer or dispose of (other than to donees who agree to be similarly bound) any securities of the Company held by Holder at any time during such period except securities included in such registration or acquired thereafter; provided, however, that such market stand-off time period shall not exceed 180 days (plus up to 35 additional days to accommodate the publication of research by the managing underwriters pursuant to applicable exchange or marketplace rules) following the effective date of the registration statement relating to such initial public offering; and provided further that all directors, executive officers of the Company, and holders of one percent (1%) or more of the Company’s voting securities agree to the same market stand-off time period. During any period that Holder qualifies as a Major Investor (as defined in that certain Second Amended and Restated Registration Rights Agreement, dated as of January 25, 2011, by and among the Company and the stockholders named therein), any discretionary waiver or termination of the restrictions of any or all of such agreements by the Company or the underwriters with respect to the Holder shall apply to Holder and all other Major Investors subject to such agreements pro rata based on the number of shares subject to such agreements.”

3. Unless otherwise defined, all initially capitalized terms in this Amendment shall be as defined in the Warrant. The Warrant, as amended hereby, shall be and remain in full force and effect in accordance with its respective terms and hereby is ratified and confirmed in all respects.

4. This Amendment may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one instrument.

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IN WITNESS WHEREOF, the undersigned have executed this Amendment as of the first date above written.

ULTHERA, INC.

By:	/s/ Greg Waller
Title:	Greg Waller, Chief Financial Officer

SVB FINANCIAL GROUP

By:	/s/ Chase Little
Title:	Chase Little, Vice President

[Signature Page to Amendment to Warrant]